As filed with the U.S. Securities and Exchange Commission on February 28, 2022

File Nos. 33-97598 and 811-09102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No. 518	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 519	☒

(Check appropriate box or boxes)

iShares, Inc.

(Exact Name of Registrant as Specified in Charter)

c/o BlackRock Fund Advisors

60 State Street

Boston, MA 02109

(Address of Principal Executive Office)(Zip Code)

Registrant’s Telephone Number, including Area Code: (415) 670-2000

The Corporation Trust Incorporated

2405 York Road

Suite 201

Lutherville-Timonium, Maryland 21093

(Name and Address of Agent for Service)

With Copies to:

MARGERY K. NEALE, ESQ.	DEEPA DAMRE SMITH, ESQ.
WILLKIE FARR & GALLAGHER LLP	BLACKROCK FUND ADVISORS
787 SEVENTH AVENUE	400 HOWARD STREET
NEW YORK, NY 10019-6099	SAN FRANCISCO, CA 94105

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note.

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 517 to the Registration Statement on Form N-1A filed on February 23, 2022 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

iShares, Inc.

File Nos. 33-97598 and 811-09102

Part C

Other Information

Item 28. Exhibits	PEA # 518

Exhibit Number	Description

(a.1)	Articles of Restatement, dated September 13, 2006, are incorporated herein by reference to Post-Effective Amendment No. 31, filed December 26, 2006 (“PEA No. 31”).

(a.2)	Articles of Amendment, dated December 18, 2006, are incorporated herein by reference to PEA No. 31.

(a.3)	Articles Supplementary, dated December 18, 2006, are incorporated herein by reference to PEA No. 31.

(a.4)	Articles Supplementary, dated June 30, 2007, are incorporated herein by reference to Post-Effective Amendment No. 35, filed July 19, 2007.

(a.5)	Articles of Amendment, dated March 5, 2008, are incorporated herein by reference to Post-Effective Amendment No. 55, filed March 26, 2008 (“PEA No. 55”).

(a.6)	Articles Supplementary, dated March 5, 2008, are incorporated herein by reference to PEA No. 55.

(a.7)	Articles Supplementary, dated June 19, 2008, are incorporated herein by reference to Post-Effective Amendment No. 79, filed December 23, 2008.

(a.8)	Articles Supplementary, dated February 25, 2009, are incorporated herein by reference to Post-Effective Amendment No. 100, filed September 28, 2009.

(a.9)	Articles Supplementary, dated December 10, 2009, are incorporated herein by reference to Post-Effective Amendment No. 105, filed December 23, 2009 (“PEA No. 105”).

(a.10)	Articles Supplementary, dated March 18, 2011, are incorporated herein by reference to Post-Effective Amendment No. 132, filed June 30, 2011.

(a.11)	Articles Supplementary, dated September 7, 2011, are incorporated herein by reference to Post-Effective Amendment No. 140, filed September 9, 2011.

(a.12)	Articles Supplementary, dated September 15, 2011, are incorporated herein by reference to Post-Effective Amendment No. 151, filed October 6, 2011.

(a.13)	Articles Supplementary, dated October 31, 2011, are incorporated herein by reference to Post-Effective Amendment No. 160, filed November 1, 2011.

(a.14)	Articles Supplementary, dated December 15, 2011, are incorporated herein by reference to Post-Effective Amendment No. 205, filed January 30, 2012 (“PEA No. 205”).

(a.15)	Articles of Amendment, dated January 27, 2012, are incorporated herein by reference to PEA No. 205.

(a.16)	Articles of Amendment, dated February 8, 2012, are incorporated herein by reference to Post-Effective Amendment No. 207, filed February 10, 2012.

(a.17)	Articles of Amendment, dated March 15, 2012, are incorporated herein by reference to Post-Effective Amendment No. 224, filed March 23, 2012 (“PEA No. 224”).

(a.18)	Articles Supplementary, dated March 15, 2012, are incorporated herein by reference to PEA No. 224.

(a.19)	Articles Supplementary, dated June 21, 2012, are incorporated herein by reference to Post-Effective Amendment No. 241, filed July 16, 2012.

Exhibit Number	Description

(a.20)	Articles Supplementary, dated August 20, 2012, are incorporated herein by reference to Post-Effective Amendment No. 246, filed August 20, 2012.

(a.21)	Articles of Amendment, dated October 11, 2012, are incorporated herein by reference to Post-Effective Amendment No. 255, filed October 15, 2012 (“PEA No. 255”).

(a.22)	Articles of Amendment, dated November 9, 2012, are incorporated herein by reference to Post-Effective Amendment No. 261, filed November 9, 2012.

(a.23)	Articles Supplementary, dated January 18, 2013, are incorporated herein by reference to Post-Effective Amendment No. 274, filed January 18, 2013.

(a.24)	Articles of Amendment, dated March 14, 2013, are incorporated herein by reference to Post-Effective Amendment No. 289, filed March 28, 2013 (“PEA No. 289”).

(a.25)	Articles Supplementary, dated March 28, 2013, are incorporated herein by reference to PEA No. 289.

(a.26)	Articles of Amendment, dated April 30, 2013, are incorporated herein by reference to Post-Effective Amendment No. 296, filed May 1, 2013.

(a.27)	Articles of Amendment, dated June 28, 2013, are incorporated herein by reference to Post-Effective Amendment No. 313, filed July 5, 2013 (“PEA No. 313”).

(a.28)	Articles Supplementary, dated January 31, 2014, are incorporated herein by reference to Post-Effective Amendment No. 354, filed January 31, 2014.

(a.29)	Articles Supplementary, dated March 19, 2014, are incorporated herein by reference to Post-Effective Amendment No. 378, filed June 19, 2014.

(a.30)	Articles Supplementary, dated July 23, 2014, are incorporated herein by reference to Post-Effective Amendment No. 384, filed July 23, 2014.

(a.31)	Articles Supplementary, dated August 15, 2014, are incorporated herein by reference to Post-Effective Amendment No. 389, filed August 18, 2014.

(a.32)	Articles Supplementary, dated September 29, 2014, are incorporated herein by reference to Post-Effective Amendment No. 400, filed October 1, 2014.

(a.33)	Articles Supplementary, dated October 28, 2014, are incorporated herein by reference to Post-Effective Amendment No. 407, filed October 29, 2014.

(a.34)	Articles Supplementary, dated February 4, 2015, are incorporated herein by reference to Post-Effective Amendment No. 426, filed February 4, 2015.

(a.35)	Articles Supplementary, dated June 30, 2015, are incorporated herein by reference to Post-Effective Amendment No. 443, filed August 7, 2015 (“PEA No. 443”).

(a.36)	Articles of Amendment, dated July 13, 2015, are incorporated herein by reference to PEA No. 443.

(a.37)	Articles Supplementary, dated August 5, 2015, are incorporated herein by reference to PEA No. 443.

(a.38)	Articles of Amendment, dated September 1, 2015, are incorporated herein by reference to Post-Effective Amendment No. 448, filed October 21, 2015 (“PEA No. 448”).

(a.39)	Articles Supplementary, dated October 12, 2015, are incorporated herein by reference to PEA No. 448.

Exhibit Number	Description

(a.40)	Articles of Amendment, dated October 28, 2015, are incorporated herein by reference to Post-Effective Amendment No. 454, filed December 4, 2015 (“PEA No. 454”).

(a.41)	Articles of Amendment, dated November 23, 2015, are incorporated herein by reference to PEA No. 454.

(a.42)	Articles Supplementary, dated March 25, 2016, are incorporated herein by reference to Post-Effective Amendment No. 460, filed March 28, 2016.

(a.43)	Articles of Amendment, dated May 11, 2016, are incorporated herein by reference to Post-Effective No. 461, filed June 13, 2016.

(a.44)	Articles Supplementary, dated June 24, 2016, are incorporated herein by reference to Post-Effective No. 463, filed August 23, 2016 (“PEA No. 463”).

(a.45)	Articles of Amendment, dated August 18, 2016, are incorporated herein by reference to PEA No. 463.

(a.46)	Articles of Amendment, dated October 14, 2016, are incorporated herein by reference to Post-Effective No. 465, filed October 21, 2016.

(a.47)	Articles of Amendment, dated November 30, 2016, are incorporated herein by reference to Post-Effective Amendment No. 467, filed December 21, 2016.

(a.48)	Articles Supplementary, dated March 16, 2017, are incorporated herein by reference to Post-Effective Amendment No. 471, filed March 16, 2017.

(a.49)	Articles of Amendment, dated May 31, 2017, are incorporated herein by reference to Post-Effective Amendment No. 475, filed July 3, 2017.

(a.50)	Articles of Amendment, dated September 29, 2017, are incorporated herein by reference to Post-Effective Amendment No. 479, filed October 20, 2017 (“PEA No. 479”).

(a.51)	Articles Supplementary, dated August 22, 2018, are incorporated herein by reference to Post-Effective Amendment No. 490, filed August 28, 2018 (“PEA No. 490”).

(a.52)	Articles of Amendment, dated October 22, 2018, are incorporated herein by reference to Post-Effective Amendment No. 494, filed December 19, 2018.

(a.53)	Articles Supplementary, dated March 12, 2019, are incorporated herein by reference to Post-Effective Amendment No. 498, filed August 22, 2019 (“PEA No. 498”).

(a.54)	Articles of Amendment, dated November 7, 2019, are incorporated herein by reference to Post-Effective Amendment No. 501, filed December 17, 2019.

(a.55)	Articles Supplementary, dated January 22, 2020, are incorporated herein by reference to Post-Effective Amendment No. 505, filed February 25, 2020 (“PEA No. 505”).

(a.56)	Articles of Amendment, dated February 28, 2020, are incorporated herein by reference to Post-Effective Amendment No. 507, filed August 26, 2020 (“PEA No. 507”).

(a.57)	Articles Supplementary, dated April 2, 2020, are incorporated herein by reference to PEA No. 507.

(a.58)	Articles of Amendment, dated August 11, 2020, are incorporated herein by reference to PEA No. 507.

(a.59)	Articles of Amendment, dated February 26, 2021, are incorporated herein by reference to Post-Effective Amendment No. 512, filed August 25, 2021 (“PEA No. 512”).

(b.1)	Amended and Restated By-Laws, dated April 20, 2010, are incorporated herein by reference to Post-Effective Amendment No. 113, filed May 3, 2010.

(c)	None.

(d.1)	Investment Advisory Agreement, dated December 1, 2009, between Registrant and BlackRock Fund Advisors (“BFA”) is incorporated herein by reference to PEA No. 105.

(d.2)	Schedule A to the Investment Advisory Agreement between Registrant and BFA is incorporated herein by reference to Post-Effective Amendment No. 515, filed December 20, 2021 (“PEA No. 515”).

(d.3)	Schedule A to the Investment Advisory Agreement between iShares Trust (the “Trust”) and BFA is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

Exhibit Number	Description

(d.4)	Master Advisory Fee Waiver Agreement, dated December 1, 2009, between Registrant and BFA is incorporated herein by reference to Post-Effective Amendment No. 120, filed December 20, 2010.

(d.5)	Schedule A to the Master Advisory Fee Waiver Agreement is incorporated herein by reference to Post-Effective Amendment No. 510, filed December 21, 2020 (“PEA No. 510”).

(d.6)	Form of Participation Agreement is incorporated herein by reference to PEA No. 255.

(d.7)	Sub-Advisory Agreement, dated December 1, 2010, between BFA and BlackRock International Limited (“BIL”) is incorporated herein by reference to Post-Effective Amendment No. 156, filed October 18, 2011.

(d.8)	Exhibit A to the Sub-Advisory Agreement between BFA and BIL is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

(e.1)	Distribution Agreement between Registrant and BlackRock Investments, LLC (“BRIL”), dated February 3, 2012, is incorporated herein by reference to PEA No. 313.

(e.2)	Exhibit A to the Distribution Agreement is incorporated herein by reference to PEA No. 512.

(e.3)	Form of Authorized Participant Agreement is incorporated herein by reference to Post-Effective Amendment No. 27, filed December 30, 2003.

(f)	None.

(g.1)	Service Module for Custodial Services, dated April 13, 2018, is incorporated herein by reference to PEA No. 490.

(g.2)	Custody Services Agreement, dated November 18, 2021, among JPMorgan Chase Bank, N.A., the Company, iShares Trust, iShares U.S. ETF Trust and BlackRock Institutional Trust Company, N.A. (“BTC”) is incorporated herein by reference to PEA No. 515.

(g.3)	Exhibit A to the Custody Services Agreement is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

(h.1)	Master Services Agreement, dated April 13, 2018, between the Registrant and State Street Bank and Trust Company (“State Street”) is incorporated herein by reference to PEA No. 490.

(h.2)	Exhibit A to the Master Services Agreement is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

(h.3)	Service Module for Fund Administration and Accounting Services, dated April 13, 2018, is incorporated herein by reference to PEA No. 490.

(h.4)	Service Module for Transfer Agency Services, dated April 13, 2018, is incorporated herein by reference to PEA No. 490.

(h.5)	Fifth Amended and Restated Securities Lending Agency Agreement, dated January 1, 2022, among the Registrant, the Trust, iShares U.S. ETF Company, Inc., iShares U.S. ETF Trust and BTC is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

(h.6)	Schedule A to the Fifth Amended and Restated Securities Lending Agency Agreement is incorporated herein by reference to Post-Effective Amendment No. 517, filed February 23, 2022.

(h.7)	Form of Master Securities Loan Agreement (including forms of Annexes and Schedules thereto) is incorporated herein by reference to Post-Effective Amendment No. 107, filed January 29, 2010.

(h.8)	Amended and Restated Sublicense Agreement, dated September 23, 2015, among the Registrant, the Trust and BFA for the Dow Jones Indexes, as that term is defined in the Agreement (“Dow Jones Sublicense Agreement”), is incorporated herein by reference to PEA No. 448.

(h.9)	Exhibit A to the Dow Jones Sublicense Agreement is incorporated herein by reference to PEA No. 515.

(h.10)	Amended and Restated Sublicense Agreement, dated September 23, 2015, among the Registrant, the Trust and BFA for the Markit iBoxx indexes is incorporated herein by reference to PEA No. 448.

Exhibit Number	Description

(h.11)	Exhibit A to the Markit iBoxx Sublicense Agreement is incorporated herein by reference to PEA No. 510.

(h.12)	Amended and Restated Sublicense Agreement, dated August 14, 2017, among the Registrant, the Trust and BFA for the Merrill Lynch Indexes, as that term is defined in the Agreement (“Merrill Lynch Sublicense Agreement”), is incorporated herein by reference to PEA No. 479.

(h.13)	Amended and Restated Sublicense Agreement, dated September 23, 2015, among the Registrant, the Trust and BFA for the Morningstar Indexes, as that term is defined in the Agreement (“Morningstar Sublicense Agreement”), is incorporated herein by reference to PEA No. 448.

(h.14)	Exhibit A to the Morningstar Sublicense Agreement is incorporated herein by reference to PEA No. 505.

(h.15)	Amended and Restated Sublicense Agreement, dated September 23, 2015, among the Registrant, the Trust and BFA for the MSCI Indexes, as that term is defined in the Agreement (“MSCI Sublicense Agreement”), is incorporated herein by reference to PEA No. 448.

(h.16)	Exhibit A to the MSCI Sublicense Agreement is incorporated herein by reference to PEA No. 515.

(h.17)	Form of BlackRock Rule 12d1-4 Fund of Funds Investment Agreement is incorporated herein by reference to Post-Effective Amendment No. 516, filed January 19, 2022.

(h.18)	12d1-4 Fund of Funds Investment Agreements between iShares Inc. and the following registrants dated as of January 19, 2022, is filed herein:

AllianceBernstein Global High Income Fund,	Franklin Fund Allocator Series
Inc.	Franklin Templeton ETF Trust

AllianceBernstein National Municipal Income
Fund, Inc.	Franklin Templeton Variable Insurance Products
Trust

AB Multi-Manager Alternative Fund	Legg Mason Partners Variable Equity Trust

AB Bond Fund, Inc.	FundX Investment Trust

AB Cap Fund, Inc.	The Glenmede Fund, Inc.

AB Core Opportunities Fund, Inc.	GMO Trust

AB Corporate Shares	GMO Benchmark-Free Fund

AB Discovery Growth Fund, Inc.	GMO Emerging Domestic Opportunities Fund

AB Equity Income Fund, Inc.	GMO Climate Change Fund

AB Fixed-Income Shares, Inc.	GMO Tax-Managed International Equities Fund

AB Global Bond Fund, Inc.	GMO Strategic Opportunities Allocation Fund

AB Global Real Estate Investment Fund, Inc.	GPS Funds I

AB Global Risk Allocation Fund, Inc.	GPS Funds II

AB High Income Fund, Inc.	Savos Investments Trust

AB Institutional Funds, Inc.	Goldman Sachs Trust

AB Large Cap Growth Fund, Inc.	Goldman Sachs Variable Insurance Trust

AB Municipal Income Fund, Inc.	Goldman Sachs Trust II

AB Municipal Income Fund II	Goldman Sachs ETF Trust

AB Relative Value Fund, Inc.	Goldman Sachs ETF Trust II

AB Sustainable Global Thematic Fund, Inc.	Goldman Sachs MLP and Energy Renaissance
AB Sustainable International Thematic Fund,	Fund
Inc.	Rydex Dynamic Funds

AB Trust

AB Variable Products Series Fund, Inc.	Rydex Series Funds

Sanford C. Bernstein Fund, Inc.	Rydex Variable Trust

Sanford C. Bernstein Fund II, Inc.	Guggenheim Funds Trust

Bernstein Fund, Inc.	Guggenheim Variable Funds Trust

The AB Portfolios	Guggenheim Strategy Funds Trust

Allspring Funds Trust	Transparent Value Trust

Alpha Architect ETF Trust	Guggenheim Active Allocation Fund

American Century Strategic Asset Allocations,	Guggenheim Energy & Income Fund
Inc.	Guggenheim Strategic Opportunities Fund

AMG Funds	Guggenheim Taxable Municipal Bond &

AMG Funds I	Investment Grade Debt Trust

AMG Funds II	Guggenheim Unit Investment Trusts

AMG Funds III	(Guggenheim Defined Portfolios)

AMG Funds IV Series	Horizon Funds

ETF Series Solutions	INDEXIQ ETF TRUST

Innealta Capital, LLC on behalf of Northern

Aspiriant Trust	Lights Fund Trust II

Old Westbury Funds, Inc.	Invesco Growth Series

BlackRock Allocation Target Shares	Invesco Investment Funds

BlackRock Balanced Capital Fund, Inc.	Invesco Unit Trusts

BlackRock Funds II	JNL Series Trust

BlackRock Funds III	James Advantage Funds

BlackRock Variable Series Funds, Inc.	Janus Henderson Clayton Street Trust

BNY Mellon Absolute Insight Funds, Inc.	Janus Investment Fund

Brighthouse Funds Trust I	John Hancock Variable Insurance Trust

Calamos Investment Trust	John Hancock Funds II

Calamos Long/Short Equity & Dynamic Income	JPMorgan Trust I
Trust

Calvert Variable Products, Inc.	JPMorgan Trust II

Calvert Social Investment Fund	J.P. Morgan Fleming Mutual Fund Group, Inc.

Cambria ETF Trust	JPMorgan Institutional Trust

AdvisorOne Funds	JPMorgan Insurance Trust

Columbia Funds Series Trust	J.P. Morgan Mutual Fund Investment Trust

Columbia Funds Series Trust I	Undiscovered Managers Funds

Columbia Funds Series Trust II	J.P. Morgan Exchange-Traded Fund Trust

Columbia Funds Variable Series Trust II	JPMorgan Trust IV

Columbia Funds Variable Insurance Trust	The Lazard Funds, Inc.

Direxion Shares ETF Trust	Lincoln Variable Insurance Products Trust

Direxion Funds	Litman Gregory Funds Trust

Eaton Vance Growth Trust	Delaware Group Equity Funds IV

Eaton Vance Mutual Funds Trust	Delaware Group Equity Funds V

EQ ADVISORS TRUST	Delaware Group Foundation Funds

1290 FUNDS	Delaware Pooled Trust

Exchange Listed Funds Trust	Delaware VIP Trust

ETF Series Solutions	Ivy Variable Insurance Portfolio

E-Valuator Funds Trust	InvestEd Portfolios

Fidelity Advisor Series	Ivy Funds

Fidelity Advisor Series VI	Madison Funds

Fidelity Advisor Series VII	Ultra Series Fund

Fidelity Beacon Street Trust	Northern Lights Fund Trust II

Fidelity Capital Trust	MML Series Investment Fund II

Fidelity Central Investment Portfolios LLC	Morningstar Funds Trust

Fidelity Concord Street Trust	Milliman Variable Insurance Trust

Fidelity Congress Street Fund	Nationwide Mutual Funds

Fidelity Contrafund	Nationwide Variable Insurance Trust

Fidelity Commonwealth Trust	Natixis Funds Trust IV

Fidelity Commonwealth Trust I	Natixis Funds Trust II

Fidelity Covington Trust	Neuberger Berman Alternative Funds

Fidelity Destiny Portfolios	Neuberger Berman Equity Funds

Fidelity Devonshire Trust	Neuberger Berman Income Funds

Fidelity Exchange Fund	Neuberger Berman Advisers Management Trust

Fidelity Financial Trust	Neuberger Berman ETF Trust

Fidelity Hanover Street Trust	North Square Funds

Fidelity Hastings Street Trust	Northern Lights Fund Trust III

Fidelity Investment Trust	Northwestern Mutual Series Fund, Inc.

Fidelity Magellan Fund	FlexShares Trust

Fidelity Mt. Vernon Street Trust	Northern Funds

Fidelity Puritan Trust	MainStay Funds Trust

Fidelity Securities Fund	MainStay VP Funds Trust

Fidelity Select Portfolios	Ohio National Fund, Inc.

Fidelity Summer Street Trust	Pax World Funds Series Trust I and Pax World

Fidelity Trend Fund	Funds Series Trust III

Variable Insurance Products Fund	PFM Multi-Manager Series Trust

Variable Insurance Products Fund II	PIMCO Equity Series

Variable Insurance Products Fund III	PIMCO Funds

Variable Insurance Products Fund IV	PIMCO Variable Insurance Trust

Fidelity Aberdeen Street Trust	Principal Variable Contracts Funds, Inc.

Fidelity Advisor Series II	Principal Funds, Inc.

Fidelity Advisor Series IV	ProFunds

Fidelity Boylston Street Trust	ProShares Trust

Prudential Investment Portfolios 3

Fidelity California Municipal Trust	Prudential Investment Portfolios 16

Fidelity California Municipal Trust II	Advanced Series Trust

Fidelity Central Investment Portfolios II LLC	Salient MF Trust

Fidelity Charles Street Trust	Forward Funds

Fidelity Colchester Street Trust	Salient Midstream & MLP Fund

Fidelity Court Street Trust	Schwab Capital Trust

Fidelity Court Street Trust II	Schwab Annuity Portfolios

Fidelity Garrison Street Trust	Securian Funds Trust

Fidelity Hereford Street Trust	SEI Institutional Managed Trust

Fidelity Income Fund	SEI Institutional Investments Trust

Fidelity Massachusetts Municipal Trust	SEI Institutional International Trust

Fidelity Merrimack Street Trust	Adviser Managed Trust

Fidelity Money Market Trust	SSGA Active Trust

Fidelity Municipal Trust	Sterling Capital Funds

Fidelity Municipal Trust II	SunAmerica Series Trust

Fidelity Newbury Street Trust	Symmetry Panoramic Trust

Fidelity New York Municipal Trust	Thrivent Mutual Funds

Fidelity New York Municipal Trust II	Thrivent Series Fund, Inc.

Fidelity Oxford Street Trust	Thrivent Core Funds

Fidelity Oxford Street Trust II	Transamerica Funds

Fidelity Phillips Street Trust	Transamerica Series Trust

Fidelity Revere Street Trust	Transamerica ETF Trust

Fidelity Salem Street Trust	Northern Lights Fund Trust

Fidelity School Street Trust	Northern Lights Variable Trust

Fidelity Union Street Trust	VanEck ETF Trust

Fidelity Union Street Trust II	Victory Portfolios

Variable Insurance Products Fund V	Victory Portfolios II

Federated Hermes Fixed Income Securities, Inc.	Victory Variable Insurance Funds

Federated Hermes MDT Series	USAA Mutual Funds Trust

Federated Hermes Global Allocation Fund	Virtus Strategy Trust

Federated Hermes Insurance Series	Voya Balanced Portfolio, Inc.

Fidelity Rutland Square Trust II	Voya Equity Trust

FT Series	Voya Investors Trust

First Trust Exchange-Traded Fund	Voya Mutual Funds

First Trust Exchange-Traded Fund II	Voya Partners, Inc.

First Trust Exchange-Traded Fund III	Voya Separate Portfolios Trust

First Trust Exchange-Traded Fund IV	Voya Strategic Allocation Portfolios, Inc.

First Trust Exchange-Traded Fund V	The Arbitrage Funds

First Trust Exchange-Traded Fund VI	AltShares Trust

First Trust Exchange-Traded Fund VII	Absolute Shares Trust

First Trust Exchange-Traded Fund VIII	WesMark Funds

First Trust Series Fund	William Blair Funds

First Trust Variable Insurance Trust	Wilmington Funds

(i)	Not Applicable.

(j)	Not Applicable.

(k)	None.

(l.1)	Subscription Agreement, dated March 1, 1996, between the Registrant and Funds Distributor, Inc. is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement, filed March 6, 1996.

(l.2)	Letter of Representations among the Registrant, The Depository Trust Company (“DTC”) and Morgan Stanley Trust Company Exhibit is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement, filed March 1, 1996, to the Company’s initial registration statement on Form N-1A filed on September 29, 1995.

(l.3)	Letter of Representations between the Registrant and DTC, dated May 5, 2000, is incorporated herein by reference to Post-Effective Amendment No. 18, filed December 29, 2000.

(l.4)	Letter of Representations between the Registrant and DTC, dated October 15, 2001, is incorporated herein by reference to Post-Effective Amendment No. 21, filed October 22, 2001.

(m)	Not applicable.

(n)	None.

(o)	Not applicable.

(p.1)	Code of Ethics for Fund Access Persons and Code of Ethics for BRIL is incorporated herein by reference to PEA No. 498.

(q.1)	Powers of Attorney, each dated January 1, 2020, for Armando Senra, Salim Ramji, Jane D. Carlin, Cecilia H. Herbert, John E. Kerrigan, John E. Martinez, Madhav V. Rajan, Robert S. Kapito, Drew E. Lawton, Richard L. Fagnani and Trent W. Walker are incorporated herein by reference to PEA No. 505.

(q.2)	Officer’s Certificate is incorporated herein by reference to PEA No. 505.

Item 29. Persons Controlled By or Under Common Control with Registrant.

None.

Item 30. Indemnification.

It is the Fund’s policy to indemnify officers, directors, employees and other agents to the maximum extent permitted by Section 2-418 of the Maryland General Corporation Law, Article EIGHTH of the Fund’s Articles of Restatement, and Article VI of the Fund’s By-Laws (each set forth below).

Section 2-418 of the Maryland General Corporation Law reads as follows:

(a)	(1) In this section the following words have the meanings indicated.

(2) “Corporation” includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

(3) “Director” means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise, or employee benefit plan.

(4) “Expenses” include attorney’s fees.

(5) “Official capacity” means the following:

(i) When used with respect to a director, the office of director in the corporation; and

(ii) When used with respect to a person other than a director as contemplated in subsection (j) of this section, the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

(iii) “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

(6) “Party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7) “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

(b)	(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

(i) The act or omission of the director was material to the matter giving rise to the proceeding; and

1.	Was committed in bad faith; or

2.	Was the result of active and deliberate dishonesty; or

(ii) The director actually received an improper personal benefit in money, property, or services; or

(iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

(2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

(ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

(3) (i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

(ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

(4) A corporation may not indemnify a director or advance expenses under this section for a proceeding brought by that director against the corporation, except:

(i) For a proceeding brought to enforce indemnification under this section; or

(ii) If the charter or bylaws of the corporation, a resolution of the board of directors of the corporation, or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly provide otherwise.

(c)

A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

(d)	Unless limited by the charter:

(1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section, or in the defense of any claim, issue, or matter in the proceeding, shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding, claim, issue, or matter in which the director has been successful.

(2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

(i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

(ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) of this section shall be limited to expenses.

(3)	A court of appropriate jurisdiction may be the same court in which the proceeding involving the director’s liability took place.

(e)

(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

(2)	Such determination shall be made:

(i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of one or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

(ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained herefore and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

(iii) By the stockholders.

(3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in paragraph (2)(ii) of this subsection for selection of such counsel.

(4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

(f)

(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

(i) A written affirmation by the director of the director’s good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

(ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

(2) The undertaking required by paragraph (1)(ii) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

(3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e)(2) of this section.

(g)

The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

(h)

This section does not limit the corporation’s power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

(i)	For purposes of this section:

(1)

The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director’s duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

(2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

(3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director’s duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

(j)	Unless limited by the charter:

(1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d) of this section;

(2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

(3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

(k)

(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

(2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

(3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

(l)

Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders’ meeting or prior to the meeting.

Article EIGHTH of the Fund’s Articles of Restatement provides as follows:

The Corporation shall indemnify to the fullest extent permitted by law (including the Investment Company Act of 1940, as amended (the “1940 Act”)) any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as director, officer or employee. To the fullest extent permitted by law (including the 1940 Act), expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this Article EIGHTH shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this Article EIGHTH shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this Article EIGHTH, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer or employee of the corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to any employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Nothing in Article SEVENTH or in this Article EIGHTH protects or purports to protect any director or officer against any liability to the Corporation or its security holders to which he or she would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI of the Fund’s Amended and Restated By-Laws provides as follows:

Section 1. Insurance. Subject to the provisions of the 1940 Act, the Corporation, directly, through third parties or through affiliates of the Corporation, may purchase, or provide through a trust fund, letter of credit or surety bond insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or who, while a Director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee, partner, trustee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify such person against such liability.

Section 2. Indemnification and Advance of Expenses. To the maximum extent permitted by Maryland law, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director or officer of any other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Securities Act of 1933

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Section 17 of the Master Services Agreement between Registrant and State Street:

The Master Services Agreement provides that State Street will indemnify, defend and hold harmless the applicable Fund, its Affiliates, and its respective officers, directors, employees, agents and permitted successors and assigns from any and all damages, fines, penalties, deficiencies, losses, liabilities (including judgments and amounts reasonably paid in settlement) and expenses (including interest, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other reasonable fees and expenses of litigation or other proceedings or of any claim, default or assessment) (“Losses”) arising from or in connection with any third party claim or threatened third party claim to the extent that such Losses are based on or arising out of any of the following: (a) breach by State Street or any State Street Personnel of any of its data protection, information security or confidentiality obligations hereunder or under a Service Module to which such Fund is a signatory; (b) any claim of infringement or misappropriation of any Intellectual Property Right alleged to have occurred because of systems or other Intellectual Property provided by or on behalf of State Street or based upon the performance of the Services (collectively, the “State Street Infringement Items”), except to the extent that such infringement or misappropriation relates to or results from; (i) changes made by any Fund or by a third party at the direction of a Fund to the State

Street Infringement Items; (ii) changes to the State Street Infringement Items recommended by State Street and not made due to a request from any Fund, provided that State Street has notified such Fund that failure to implement such recommendation would result in infringement within a reasonable amount of time for such Fund to so implement following such notification; (iii) any Fund’s combination of the State Street Infringement Items with products or services not provided or approved in writing by State Street, except to the extent such combination arises out of any Fund’s use of the State Street Infringement Items in a manner consistent with the applicable business requirements documentation; (iv) designs or specifications that in themselves infringe and that are provided by or at the direction of any Fund (except in the event of a knowing infringement by State Street); or (v) use by a Fund of any of the State Street Infringement Items in a manner that is not consistent with the applicable business requirements documentation or otherwise not permitted under the Master Services Agreement or any Service Module; (c) any claim or action by, on behalf of, or related to, any prospective, then-current or former employees of State Street, arising from or in connection with a Service Module to which a Fund is a signatory, including: (i) any claim arising under occupational health and safety, worker’s compensation, ERISA or other applicable Law; (ii) any claim arising from the interview or hiring practices, actions or omissions of employees of State Street; (iii) any claim relating to any violation by employees of State Street, or its respective officers, directors, employees, representatives or agents, of any Law or any common law protecting persons or members of protected classes or categories, such laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; and (iv) any claim based on a theory that such Fund is an employer or joint employer of any such prospective, then-current or former employees of State Street; (d) the failure by State Street to obtain, maintain, or comply with any governmental approvals as required under the Master Services Agreement and/or a Service Module to which such Fund is a signatory or such other failures as otherwise agreed by the Parties from time to time; (e) claims by third parties arising from claims by governmental authorities against such Customer for fines, penalties, sanctions, late fees or other remedies to the extent arising from or in connection with State Street’s failure to perform its responsibilities under the Master Services Agreement or any Service Module (except to the extent a Fund is not permitted as a matter of public policy to have such an indemnity for financial penalties arising from criminal actions); (f) claims by clients of State Street relating to services, products or systems provided by State Street or a Subcontractor to such client(s) in a shared or leveraged environment; (g) any claim initiated by an Affiliate or potential or actual Subcontractor of State Street asserting rights in connection with a Service Module to which such Fund is a signatory; or (h) other claims as otherwise agreed by the Parties from time to time.

Each Party will indemnify, defend and hold harmless the other Party and their respective officers, directors, employees, agents, successors and assigns from any and all Losses arising from or in connection with any of the following, including Losses arising from or in connection with any third party claim or threatened third party claim: (a) the death or bodily injury of an agent, employee, customer, business invitee or business visitor or other person caused by the tortious or criminal conduct of the other Party; or (b) the damage, loss or destruction of real or tangible personal property caused by the tortious or criminal conduct of the other Party.

Section 8.02 of the Distribution Agreement between Registrant and BRIL:

The Company agrees to indemnify, defend and hold harmless, the Distributor, each of its directors, officers, principals, representatives, employees and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnified Parties”) on an as-incurred basis from and against any and all losses, claims, damages or liabilities whatsoever (including any investigation, legal or other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) (collectively, “Losses”) to which the Distributor Indemnified Parties become subject, arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) any breach of any representation, warranty or covenant made by the Company in this Agreement; provided, however, that the Company shall not be liable in any such case to the extent that any Loss arises out of or is based upon (a) an untrue statement or alleged untrue statement or omission or alleged omission made in the Prospectus about the Distributor in reliance upon and in conformity with written information furnished to the Company by the Distributor expressly for use therein; (b) the Distributor’s own willful misfeasance, willful misconduct or gross negligence or the Distributor’s reckless disregard of its obligations under this Agreement or arising out of the failure of the Distributor to deliver a current Prospectus.; or (c) the Distributor’s material breach of this Agreement.

The Distribution Agreement also provides that BRIL agrees to indemnify and hold harmless the Company, each of its directors, officers, employees and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Company Indemnified Parties”) from and against any and all losses to which the Company Indemnified Parties become subject, arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in reliance upon and in conformity with written information furnished to the Company by BRIL about BRIL expressly for use therein; (ii) any breach of any representation, warranty or covenant made by BRIL in the Distribution Agreement; and (iii) the actions or omissions of any person acting under the supervision of BRIL in providing services under the Distribution Agreement; provided, however, that BRIL shall not be liable in any such case to the extent that any loss arises out of or is based upon (a) the Company’s own willful misfeasance, willful misconduct or gross negligence or the Company’s reckless disregard of its obligations under the Distribution Agreement or (b) the Company’s material breach of the Distribution Agreement.

The Authorized Participant Agreement:

(a) The Participant hereby agrees to indemnify and hold harmless the Distributor, the Fund, the Transfer Agent, their respective subsidiaries, affiliated persons, directors, officers, employees and agents, and each person, if any, who controls such persons within the meaning of Section 15 of the 1933 Act (each an “Indemnified Party”) from and against any loss, liability, cost and expense (including attorneys’ fees) incurred by such Indemnified Party as a result of (i) any breach by the Participant of any provision of this Agreement that relates to the Participant; (ii) any failure on the part of the Participant to perform any of its obligations set forth in the Agreement; (iii) any failure by the Participant to comply with applicable laws, including rules and regulations of self-regulatory organizations; or (iv) actions of such Indemnified Party in reliance upon any instructions issued in accordance with the iShares Procedures Handbook (as may be amended from time to time) reasonably believed by the Distributor and/or the Transfer Agent to be genuine and to have been given by the Participant. The Participant and the Distributor understand and agree that the Fund as a third party beneficiary to this Agreement is entitled and intends to proceed directly against the Participant in the event that the Participant fails to honor any of its obligations pursuant to this Agreement that benefit the Fund.

(b) The Distributor hereby agrees to indemnify and hold harmless the Participant, its respective subsidiaries, affiliated persons, directors, officers, employees and agents, and each person, if any, who controls such persons within the meaning of Section 15 of the 1933 Act (each an “Indemnified Party”) from and against any loss, liability, cost and expense (including attorneys’ fees) incurred by such Indemnified Party as a result of (i) any breach by the Distributor of any provision of this Agreement that relates to the Distributor; (ii) any failure on the part of the Distributor to perform any of its obligations set forth in this Agreement; (iii) any failure by the Distributor to comply with applicable laws, including rules and regulations of self-regulatory organizations; or (iv) actions of such Indemnified Party in reliance upon any representations made in accordance with the iShares Procedures Handbook reasonably believed by the Participant to be genuine and to have been given by the Distributor.

(c) The Participant shall not be liable to the Distributor for any damages arising out of (i) mistakes or errors in data provided in connection with purchase or redemption transactions except for data provided by the Participant, or (ii) mistakes or errors by or out of interruptions or delays of communications with the Distributor or any Indemnified Party who is a service provider to the Fund. The Participant shall not be liable for any action, representation, or solicitation made by the wholesalers of the Fund.

Section 5.1 of the Fifth Amended and Restated Securities Lending Agency Agreement:

The Fifth Amended and Restated Securities Lending Agency Agreement provides that the Company on behalf of each Fund agrees to indemnify BTC and to hold it harmless from and against any and all costs, expenses, damages, liabilities or claims (including reasonable fees and expenses of counsel) which BTC may sustain or incur or which may be asserted against BTC by reason of or as a result of any action taken or omitted by BTC in connection with or arising out of BTC’s operating under and in compliance with this Agreement, except those costs, expenses, damages, liabilities or claims arising out of BTC’s negligence, bad faith, willful misconduct, or reckless disregard of its obligations and duties hereunder. Actions taken or omitted in reasonable reliance upon Oral Instructions or Written Instructions, any Certificate, or upon any information, order, indenture, stock certificate, power of attorney, assignment, affidavit or other instrument reasonably believed by BTC to be genuine or bearing the signature of a person or persons reasonably believed by BTC to be genuine or bearing the signature of a person or persons reasonably believed to be authorized to sign, countersign or execute the same, shall be presumed to have been taken or omitted in good faith.

The Fifth Amended and Restated Securities Lending Agency Agreement also provides that BTC shall indemnify and hold harmless the Company and each Fund, its Board of Directors and its agents and BFA and any investment adviser for the Funds from any and all loss, liability, costs, damages, actions, and claims (“Loss”) to the extent that any such Loss arises out of the material breach of this Agreement by or negligent acts or omissions or willful misconduct of BTC, its officers, directors or employees or any of its agents or subcustodians in connection with the securities lending activities undertaken pursuant to this Agreement, provided that BTC’s indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to BTC.

The Participation Agreement:

The Form of Participation Agreement generally provides that each Investing Fund agrees to hold harmless and indemnify the iShares Funds, including any of their principals, directors or trustees, officers, employees and agents, against and from any and all losses, expenses or liabilities incurred by or claims or actions (“Claims”) asserted against the iShares Funds, including any of their principals, directors or trustees, officers, employees and agents, to the extent such Claims result from (i) a violation or alleged violation by such Investing Fund of any provision of this Agreement or (ii) a violation or alleged violation by such Investing Fund of the terms and conditions of the iShares Order, such indemnification to include any reasonable counsel fees and expenses incurred in connection with investigating and/or defending such Claims.

The iShares Funds agree to hold harmless and indemnify an Investing Fund, including any of its directors or trustees, officers, employees and agents, against and from any Claims asserted against the Investing Fund, including any of its directors or trustees, officers, employees and agents, to the extent such Claims result from (i) a violation or alleged violation by the iShares Fund of any provision of this Agreement or (ii) a violation or alleged violation by the iShares Fund of the terms and conditions of the iShares Order, such indemnification to include any reasonable counsel fees and expenses incurred in connection with investigating and/or defending such Claims; provided that no iShares Fund shall be liable for indemnifying any Investing Fund for any Claims resulting from violations that occur as a result of incomplete or inaccurate information provided by the Investing Fund to such iShares Fund pursuant to terms and conditions of the iShares Order or this Agreement.

Sublicense Agreements between the Registrant and BFA:

The Sublicense Agreements generally provide that the Trust shall indemnify and hold harmless BFA, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Company or interests therein, (b) any breach by BFA of its covenants, representations, and warranties under the “License Agreement” caused by the actions or inactions of the Company, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Company or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BFA or an affiliate of BFA. The provisions of this section shall survive termination of this Sublicense Agreement.

Item 31. Business and Other Connections of the Investment Adviser:

The Company is advised by BFA, an indirect wholly owned subsidiary of BlackRock, Inc., 400 Howard Street, San Francisco, CA 94105. BFA’s business is that of a registered investment adviser to certain open-end, management investment companies and various other institutional investors.

The directors and officers of BFA consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of BFA is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of BFA is included in its Form ADV filed with the SEC (File No. 801-22609) and is incorporated herein by reference.

Director or Officer	Capacity with BFA	Principal Business(es) During Last Two Fiscal Years

FINK, LAURENCE DOUGLAS	CHIEF EXECUTIVE OFFICER	Chairman and Chief Executive Officer of BlackRock, Inc.

GOLDSTEIN, ROBERT LAWRENCE	CHIEF OPERATING OFFICER AND DIRECTOR	Senior Managing Director and Chief Operating Officer of BlackRock, Inc.

KAPITO, ROBERT STEVEN	PRESIDENT	President and Director of BlackRock, Inc.

MEADE, CHRISTOPHER JOSEPH	GENERAL COUNSEL AND CHIEF LEGAL OFFICER	Senior Managing Director and Chief Legal Officer of BlackRock, Inc.

PARK, CHARLES CHOON SIK	CHIEF COMPLIANCE OFFICER	Managing Director of BlackRock, Inc. and Chief Compliance Officer of BlackRock’s registered investment companies

SHEDLIN, GARY STEPHEN	CHIEF FINANCIAL OFFICER AND DIRECTOR	Senior Managing Director and Chief Financial Officer of BlackRock Inc.

WALTCHER, DANIEL RUSSELL	DIRECTOR	Managing Director and Deputy General Counsel of BlackRock, Inc.

BIL acts as sub-adviser for a number of affiliated registered investment companies advised by BFA. The address of each of these registered investment companies is 400 Howard Street, San Francisco, CA 94105. The address of BIL is Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of BIL is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of BIL is included in its Form ADV filed with the SEC (File No. 801-51087) and is incorporated herein by reference.

Director or Officer	Capacity with BIL	Principal Business(es) During Last Two Fiscal Years

CHARRINGTON, NICHOLAS JAMES	DIRECTOR	Senior Adviser and Non-Executive Chairman of EMEA of BlackRock, Inc., Non-Executive Director of BlackRock Group Limited BlackRock Investment Management (UK) Limited, BlackRock Advisors (UK) Limited and BIL (collectively, the “Joint Boards”)

CLAUSEN, CHRISTIAN	DIRECTOR	Senior Advisor of BlackRock, Inc.

DE FREITAS, ELEANOR JUDITH	DIRECTOR	Managing Director of BlackRock, Inc.

FISHWICK, JAMES EDWARD	DIRECTOR	Managing Director of BlackRock, Inc.

ARCHIBALD, ARTHUR, BENJAMIN	GENERAL COUNSEL	Managing Director of BlackRock, Inc.

LORD, RACHEL	CHIEF EXECUTIVE OFFICER AND DIRECTOR	Senior Managing Director of BlackRock, Inc.

GIBSON, NICHOLAS, JOHN	CHIEF COMPLIANCE OFFICER	Managing Director of BlackRock, Inc.

MULLIN, STACEY JANE	CHIEF OPERATING OFFICER AND DIRECTOR	Managing Director of BlackRock, Inc.

MCDONALD, COLIN, ALISTAIR	CHIEF FINANCIAL OFFICER	Managing Director of BlackRock, Inc., Director of BlackRock Inc.

YOUNG, MARGARET ANNE	DIRECTOR	Non-Executive Director of the Joint Boards

Item 32. Principal Underwriters:

(a)

Furnish the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the securities of the Registrant also acts as a principal underwriter, distributor or investment adviser.

BRIL, the distributor of certain funds, acts as the principal underwriter or placement agent, as applicable, for each of the following open-end registered investment companies including certain funds of the Registrant:

BlackRock Advantage Global Fund, Inc.	BlackRock Large Cap Series Funds, Inc.
BlackRock Advantage SMID Cap Fund, Inc.	BlackRock Latin America Fund, Inc.
BlackRock Allocation Target Shares	BlackRock Liquidity Funds
BlackRock Balanced Capital Fund, Inc.	BlackRock Long-Horizon Equity Fund
BlackRock Bond Fund, Inc.	BlackRock Mid-Cap Value Series, Inc.
BlackRock California Municipal Series Trust	BlackRock Multi-State Municipal Series Trust
BlackRock Capital Appreciation Fund, Inc.	BlackRock Municipal Bond Fund, Inc.
BlackRock Emerging Markets Fund, Inc.	BlackRock Municipal Series Trust
BlackRock Equity Dividend Fund	BlackRock Natural Resources Trust
BlackRock ETF Trust	BlackRock Series Fund, Inc.
BlackRock ETF Trust II	BlackRock Series Fund II, Inc.
BlackRock EuroFund	BlackRock Series, Inc.
BlackRock Financial Institutions Series Trust	BlackRock Strategic Global Bond Fund, Inc.
BlackRock FundsSM	BlackRock Variable Series Funds, Inc.
BlackRock Funds II	BlackRock Variable Series Funds II, Inc.
BlackRock Funds III	iShares Trust
BlackRock Funds IV	iShares U.S. ETF Trust
BlackRock Funds V	Managed Account Series
BlackRock Funds VI	Managed Account Series II
BlackRock Funds VII, Inc.	Master Bond LLC
BlackRock Global Allocation Fund, Inc.	Master Investment Portfolio
BlackRock Index Funds, Inc.	Master Investment Portfolio II
BlackRock Large Cap Focus Growth Fund, Inc.	Master Large Cap Series LLC
BlackRock Large Cap Focus Value Fund, Inc.	Quantitative Master Series LLC

BRIL also acts as the distributor or placement agent for the following closed-end registered investment companies:

BlackRock Corporate High Yield Fund, Inc.
BlackRock Credit Strategies Fund
BlackRock Health Sciences Trust
BlackRock Hedge Fund Guided Portfolio Solution
BlackRock MuniAssets Fund, Inc.

BlackRock Municipal Income Trust II
BlackRock Private Investments Fund
BlackRock Science and Technology Trust
BlackRock Taxable Municipal Bond Trust
BlackRock Utilities, Infrastructure & Power Opportunities Trust

BRIL provides numerous financial services to BlackRock-advised funds and is the distributor of BlackRock’s open-end funds. These services include coordinating and executing Authorized Participation Agreements, preparing, reviewing and providing advice with respect to all sales literature and responding to Financial Industry Regulatory Authority comments on marketing materials.

(b)	Set forth below is information concerning each director and officer of BRIL. The principal business address for each such person is 55 East 52nd Street, New York, NY 10055.

Name	Position(s) and Office(s) with BRIL	Position(s) and Office(s) with Registrant
Abigail Reynolds	Chairman and Member, Board of Managers, and Chief Executive Officer	None
Christopher Meade	Chief Legal Officer, General Counsel and Senior Managing Director	None
Lauren Bradley	Chief Financial Officer and Vice President	None
Gregory Rosta	Chief Compliance Officer and Director	None
Jon Maro	Chief Operating Officer and Director	None
Andrew Dickson	Secretary and Managing Director	None
Terri Slane	Assistant Secretary and Director	None
Anne Ackerley	Member, Board of Managers, and Managing Director	None
Michael Bishopp	Managing Director	None
Thomas Callahan	Member, Board of Managers, and Managing Director	None
Samara Cohen	Managing Director	None
Jonathan Diorio	Managing Director	None
Lisa Hill	Managing Director	None
Brendan Kyne	Managing Director	None
Paul Lohrey	Managing Director	None
Martin Small	Member, Board of Managers, and Managing Director	None
Jonathan Steel	Managing Director	None
Ariana Brown	Director	None
Chris Nugent	Director	None
Lourdes Sanchez	Vice President	None
Lisa Belle	Anti-Money Laundering Officer	Anti-Money Laundering Compliance Officer
Zach Buchwald	Member, Board of Managers	None
Gerald Pucci	Member, Board of Managers	None
Philip Vasan	Member, Board of Managers	None

(c) Not applicable.

Item 33. Location of Accounts and Records

(a) The Company maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules thereunder (collectively, the “Records”) at the offices of BlackRock, 60 State Street, Boston, MA 02109.

(b) BFA and/or its affiliates maintains all Records relating to its services as investment adviser at 400 Howard Street, San Francisco, CA 94105.

(c) BRIL maintains all Records relating to its services as distributor of certain Funds at 1 University Square Drive, Princeton, NJ 08540.

(d) State Street maintains all Records relating to its services as transfer agent at 1 Heritage Drive, North Quincy, MA 02171. State Street maintains all Records relating to its services as fund accountant and custodian at 1 Lincoln Street, Mail Stop SFC0805, Boston, MA 02111.

Item 34. Management Services.

Not applicable.

Item 35. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 518 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of San Francisco and the State of California on the 28th day of February, 2022.

iSHARES, INC.

By:
Armando Senra*
President

Date: February 28, 2022

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 518 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:
Jane D. Carlin*
Director

Date: February 28, 2022

Salim Ramji*
Director

Date: February 28, 2022

John E. Martinez*
Director

Date: February 28, 2022

Cecilia H. Herbert*
Director

Date: February 28, 2022

John E. Kerrigan*
Director

Date: February 28, 2022

Madhav V. Rajan*
Director

Date: February 28, 2022

Robert S. Kapito*
Director

Date: February 28, 2022

Drew E. Lawton*
Director

Date: February 28, 2022

Richard L. Fagnani*
Director

Date: February 28, 2022

/s/ Trent W. Walker
Trent W. Walker*
Treasurer and Chief Financial Officer

Date: February 28, 2022

*By:	/s/ Trent W. Walker
Trent W. Walker
Attorney-in-fact

Date: February 28, 2022

*

Powers of Attorney, each dated January 1, 2020, for Armando Senra, Salim Ramji, Jane D. Carlin, Cecilia H. Herbert, John E. Kerrigan, John E. Martinez, Madhav V. Rajan, Robert S. Kapito, Drew E. Lawton, Richard L. Fagnani and Trent W. Walker are incorporated herein by reference to PEA No. 505.

Exhibit Index

(h.18)	12d1-4 Fund of Funds Investment Agreements.